FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 26, 2009

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

CHANGE OF PETROBRAS ENERGIA S.A.’S ORGANIZATIONAL STRUCTURE

Buenos Aires, August 25, 2009 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces that its subsidiary, Petrobras Energía S.A. (Buenos Aires: PESA), informed that its Board of Directors approved a new functional structure effective September 1, 2009, in which the Company’s senior management will be composed as follows: Director of Exploration and Production, Industrial Director, Marketing Director and Chief Financial Officer.

It is expressly stated that the beforementioned senior executive officers will directly report to the Chief Executive Officer, without prejudice to the direct reporting to the management  body, under section 270, Law 19,550.

www.petrobras.com.ar

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 08/26/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney